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+1-202-636-5806	ryan.brizek@stblaw.com

VIA EDGAR

April 13, 2020

Re: AQR Funds

Investment Company Act File No. 811-22235

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Fettig:

On behalf of AQR Funds (the "Trust"), including each series of the Trust (each, a "Fund," and together, the "Funds"), we herewith transmit the Trust's responses to the telephonic comments provided by you on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on January 21, 2020 regarding the Trust's Shareholder Report on Form N-CSR filed with the Commission on November 29, 2019 and other filings. The Staff's comments are described below and have been summarized to the best of our understanding. Each comment applies to each Fund unless otherwise indicated. We have discussed the Staff's comments with representatives of the Trust. The Trust's responses to the Staff's comments are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set out in the Shareholder Report.

Prospectus Disclosure Comments

Comment 1	We note that each Fund's prospectus risk factors are in alphabetical order. Please reorder the principal risks of investing in the Fund to list the most important risks first. See ADI 2019-08 – Improving
Principal Risks Disclosure.
Response	ADI 2019-08 specifically states: "This update is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the
Commission has neither approved nor disapproved its content. Future changes in rules, regulations, and/or staff no-action and interpretive
B E I J I N G	H O N G K O N G	H O U S T O N	L O N D O N	L O S A N G E L E S	P A L O A L T O	S ÷ O P A U L O T O K Y O	W A S H I N G T O N , D . C .

Ms. Christina DiAngelo Fettig	April 13, 2020
positions may supersede some or all of the information in a particular
ADI." The Trust is not aware of any requirement in Form N-1A that requires a Fund's principal risks to be set forth in any particular order.
As a result, each Fund respectfully declines to make the requested change. The Trust believes its risk factors can be located more easily when listed in alphabetical order.
Comment 2	AQR Core Plus Bond Fund. The financial statements indicate that the Adviser and/or its affiliates own 83.07% of the Fund's total outstanding shares. Consider whether the Fund's prospectus should include a risk factor to address shareholder concentration risk.
Response	The Adviser and its affiliates will maintain their investment in the
Fund until a time when third-party assets invested in the Fund reach a level where, in the judgment of the Adviser, portfolio management of the Fund and the Fund's expense ratio would not be materially adversely impacted by the redemption. See "Organization of the
Trust and a Description of the Shares" in the Fund's statement of additional information ("SAI"). As a result, the Fund does not believe a shareholder concentration risk factor is appropriate for this Fund.
Shareholder Report Comments
Comment 3	Management's Discussion of Fund Performance. Item 27(b)(7)(ii) of
Form N-1A provides that the line graph should assume a $10,000 initial investment at the beginning of the first fiscal year in an appropriate broad-based securities market index for the same period as the line graph for the Fund's performance; provided that
Instruction 1(d) to this item indicates that the line graph should be based on the Fund's required minimum initial investment if that amount exceeds $10,000. In future shareholder reports, base this line graph on the Fund's required minimum initial investment.
Response	As disclosed in the "Investing With the AQR Funds" section of each
Fund's prospectus, there is no minimum investment requirement for certain eligibility groups, including accounts and programs offered by certain financial intermediaries. A significant amount of the Funds'
assets under management are held by intermediaries, which is why each Fund assumes a $10,000 initial investment.
Comment 4	Management's Discussion of Fund Performance. If a line graph shows more than 10 years of performance, modify the narrative under the line graph in future shareholder reports to clarify that the performance period shown in the chart exceeds 10 years, where applicable.

Ms. Christina DiAngelo Fettig	April 13, 2020
Response	The Funds anticipate showing only 10 years of performance history in future line graphs. If a Fund shows more than 10 years of
performance history in the future, the Fund will modify the narrative under the line graph as requested.
Comment 5	AQR Core Plus Bond Fund – Management's Discussion of Fund
Performance. Item 27(b)(7)(i) of Form N-1A provides that there should be a discussion of the factors that materially affected the
Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser. The Staff observed that this Fund appears to use derivatives to a significant extent. A Fund whose performance was materially affected by
derivatives should discuss that fact in its MDFP, including the impact of derivatives on performance for the most recently completed fiscal year. Please refer to the letter from Barry D. Miller, Associate
Director, Office of Legal and Disclosure, to Karrie McMillan,
General Counsel, Investment Company Institute, dated July 30, 2010.
See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
Response	The Fund uses derivatives, such as futures and swaps, as
implementation tools in order to provide exposure to bonds and bond related instruments. In the event that a Fund's performance is materially affected by derivatives it will be discussed in the MDFP.
Comment 6	AQR Core Plus Bond Fund – TBA Transactions. With respect to TBA transactions, please supplementally describe whether the Fund exchanged Freddie Mac or Fannie Mae securities for the delivery of
UMBS. If so, please describe (i) the accounting impact of the exchanges, and (ii) the adequacy of the Fund's UMBS disclosure in its prospectus.
Response	The Fund does not exchange Freddie Mac or Fannie Mae securities for the delivery of UMBS.
Comment 7	Affiliates Table in the Schedule of Investments. The roll forward amount should be based on value and not shares. See Footnote 1 to
Rule 12-14 of Regulation S-X.
Response	Each Fund believes its interpretation of Rule 12-14 of Regulation S-X was reasonable and the manner in which it made disclosures on its
Affiliates Table was appropriate and consistent with market practice.
In future filings, the Funds will base the roll forward amount on value based on the amendment to footnote 1 to Rule 12-14 of Regulation S- X.

Ms. Christina DiAngelo Fettig	April 13, 2020
Comment 8	Affiliates Table in the Schedule of Investments. The
total dividend income should be reconcilable with the Statement of
Operations. There is a difference for certain Funds that include securities lending collateral in their Affiliates Table but not in their
Statement of Operations. See Footnote 6 to Rule 12-14 of Regulation
S-X. Please explain.
Response	Dividend income earned from the Fund's direct investment in the
Limited Purpose Cash Investment Fund is separately disclosed as a sub-total in the Affiliates Table in the Schedule of Investments which reconciles to the dividend income line item in the AQR Large Cap
Defensive Style Fund's (the "Fund") Statement of Operations. The
dividend income earned from the Fund's securities lending collateral investment in the Limited Purpose Cash Investment Fund of $118,038
is also separately disclosed in the Affiliate Table and is included as a portion of the $169,324 in net securities lending income reported by the Fund in its Statement of Operations. The difference between the two amounts is attributed to securities lending income the Fund earned from investments of its cash collateral in unaffiliated investments.
In light of the Staff's comment, in future shareholder reports the Fund will move the amount of securities lending collateral income from the
Dividend Income column in its Affiliate Table to a footnote. If the
Fund included this footnote in its last shareholder report, the footnote would have read: "Securities lending income from Affiliated Issuers amounted to $118,038 for the year ended September 30, 2019."
Following this change, the total dividend income from affiliated issuers in the Affiliate Table will correspond to the line item in the
Statement of Operations.
Comment 9	Custom Basket Disclosure in Schedule of Investments. When
applicable, the lead in sentence to the disclosure should make clear to any investor that a Fund only discloses the largest 50 components of the basket swap, and any other components where the notional value of the component exceeds 1% of the notional value of the basket. See
AICPA minutes from the Investment Companies Expert Panel on
January 16, 2018, available here:
https://www.aicpa.org/content/dam/aicpa/interestareas/frc/industryin sights/downloadabledocuments/inv/inv-ep-minutes/investment-
comapnies-expert-panel-meeting-highlights-2018.pdf ("The SEC staff observed disclosures where it is difficult for a reader to determine how the components of the basket that are disclosed relate to the derivative as a whole.").
Response	The lead in sentence will be revised as follows when a Fund only discloses the 50 largest components of a basket swap: "The following
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Ms. Christina DiAngelo Fettig	April 13, 2020
table represents disclosure associated with a subset of the underlying performance of the total return basket swap as of period end."
Comment 10	AQR International Multi-Style Fund, AQR TM International Multi-
Style Fund, AQR International Momentum Style Fund, AQR TM
International Momentum Style Fund and AQR International Equity
Fund – Foreign Tax Reclaim Receivables. Please supplementally explain how the Funds monitor the collectability of these foreign tax reclaim receivables and the applicable countries.
Response	The Funds' management participates in periodic meetings with the
Funds' administrator and custodian, JP Morgan, to review reclaims where the statute of limitations is close to being reached and performs a review to determine collectability. JP Morgan tracks and monitors tax reclaims receivables against established industry standards and reviews receivables that remain outstanding past established timeframes. The countries in which these Funds currently have foreign tax reclaim receivables are Australia, Austria, Belgium,
Denmark, Finland, France, Germany, Ireland, Italy, Japan, Portugal,
Spain, Switzerland and the United Kingdom.
Comment 11	Form N-1A Item 27(d)(6)(i). Where applicable, please describe the required information on a more specific basis for each Fund. Where applicable, the disclosure should address the effects of large net redemptions.
Response	The factors were considered by the Board on a Fund-by-Fund basis.
The Funds will seek to assure that disclosure in future Shareholder
Reports includes more specific discussion of the factors considered for each Fund.
Comment 12	Form N-1A Item 27(b)(6). The trustees disclosure in shareholder reports should include a statement that the SAI includes additional information about Fund trustees and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI.
Response	The Funds will include this statement in future Shareholder Reports.
Form N-CEN Comments (period ended September 30, 2019)
Comment 13	AQR Emerging Defensive Style Fund – Item B.22. Please
supplementally describe the net asset value error and whether any financial statements should be restated in light of the error.
Response	The error was a third-party error and was reprocessed. The error did not cross over a reporting period end. There was no impact to the
Fund's financial statements. Thus, no restatement was warranted.
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Ms. Christina DiAngelo Fettig	April 13, 2020
Comment 14	Item B.23. The filing omitted the series information required by Item
B.23.a of Form N-CEN when answering "yes." This information on
Rule 19a-1 notices should be included in future filings.
Response	The Trust will include such disclosures in its future Form N-CEN filings.
Comment 15	Item C.20. Only borrowing Funds that participated in interfund lending were reported on this N-CEN. Why were no lending Funds reported?
Response	Each of the lending Funds during this period have a fiscal year end of
December 31 and are therefore reported in a separate Form N-CEN filing.
Comment 16	AQR International Multi-Style Fund – Item C.20.c.ii. The Fund's
response indicates that an interfund loan was outstanding for 15 days.
Please explain how this interfund loan was in compliance with the
Trust's interfund lending exemptive order.
Response	The AQR International Multi-Style Fund had five different interfund borrowings over the period ranging from two to five days outstanding, each of which complied with the conditions of the Trust's interfund lending exemptive order. None of the interfund loans during the period were outstanding for more than five days. The aggregate number of days in which the Fund had interfund loans outstanding across the five loans totaled 15 days, as is reported on Form N-CEN.
In the future, each Fund will input information with respect to each interfund loan individually.
Comment 17	AQR Global Equity Fund, AQR International Equity Fund and AQR
Core Plus Bond Fund – Item C.3. Please explain why these Funds are not index funds. Each of their investment strategies references tracking error.
Response	Each of the AQR Global Equity Fund and AQR International Equity
Fund has an investment objective of seeking long-term capital appreciation. The AQR Core Plus Bond Fund has an investment
objective of seeking total return. None of the Funds has an
investment objective to track the performance of a particular index.
The long-term average forecasted tracking error range disclosed in each Fund's principal investment strategies reflects an estimate of the
Fund's long-term average tracking error in comparison to its benchmark. It is not an indication that the Fund seeks to track its benchmark.
* * *
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Ms. Christina DiAngelo Fettig	April 13, 2020

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Shareholder Report or other filings.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:Nicole DonVito, Esq. John Hadermayer, Esq. David Blass, Esq.

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